September 7, 2006

Mail Stop 4561

Eugene W. Landy
Chairman of the Board
President and Director
Monmouth Real Estate Investment Corporation
Juniper Business Plaza, Suite 3-C, 3499 Route 9 North
Freehold, NJ 07728

> **RE: Monmouth Real Estate Investment Corporation**
> **Registration Statement on Form S-3**
> **Filed August 25, 2006**
> **File No. 333-136896**
>
> **Form 10-K for the period ended September 30, 2005**
> **Form 10-Qs for the periods ended December 31, 2005 and March 31, 2006**

Dear Mr. Landy:

This is to advise you that we have conducted a limited our review of your filings and have the following comments. Where indicated, we think you should revise your documents in response to our comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Undertakings, Page II-4

1.   It is unclear whether you are relying on Rule 430B or 430C of Regulation C for your Rule 415 unallocated shelf offering. Please revise to include the applicable undertaking relevant to your offering.

2.   It appears that the undertaking required by Item 512 (a)(6) of Regulation S-K may apply to your offering. Please revise to include the undertaking or tell us why you believe it is not applicable.

3.   Please tell us why you have included the Item 512 (i) of Regulation S-K undertakings which do not appear to apply to your Rule 415 offering.

4.   It is unclear why you have included the undertaking applicable to the qualification of trust indentures under Item 512(j) of Regulation S-K since it does not appear that you are registering debt securities. Please revise or advise.

Form 10-K for the period ended September 30, 2005 and subsequent quarterly reports

5.   We note the inclusion in your Form 10-K of disclosure required by Item 308 of Regulation S-K, relating to management's report on internal controls over financial reporting. However, language relating to internal controls, which was previously omitted from your certifications, was not included in the certifications filed with your Form 10-K and subsequent Form 10-Qs for the periods ended 12/31/05 and 3/31/06. Please re-file your Form 10-K and subsequent 10-Qs in their entirety with revised certifications that include the required language. For additional guidance, see Exemptive Order on Management's Report on Internal Control over Financial Reporting and Related Auditor Report, Frequently Asked Questions, January 21, 2005, Q&A No. 1.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Josh Forgione, Assistant Chief Accountant, at (202) 551-3431, or Steve Jacobs, Accounting Branch Chief, at (202) 551-3403 for any questions on accounting comments. Please direct any other questions to Charito A. Mittelman at (202) 551-3402, or the undersigned at (202) 551-3694.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Gary D. Gilson (*via facsimile*)